Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated September 28, 2016

Preliminary Prospectus Supplement, dated September 28, 2016

Registration Statement File No. 333-210556

DTE ENERGY COMPANY

Offering of:

12,000,000 Equity Units

(Initially Consisting of 12,000,000 Corporate Units)

(the “Offering”)

Pricing Term Sheet dated

September 29, 2016

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated September 28, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated September 28, 2016, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-210556). Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Company	DTE Energy Company, a Michigan corporation

Company Stock Ticker	New York Stock Exchange “DTE”

Pricing Date	September 29, 2016

Trade Date	September 30, 2016

Closing Price of the Company’s Common Stock on September 29, 2016	$93.05 per share

Settlement Date	October 5, 2016

Registration Format	SEC Registered

Title of Securities	Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2016 Series C 1.50% Remarketable Senior Notes due 2024 to be issued by the Company (each being referred to as a “Note”).

Number of Equity Units Offered	12,000,000 (or 13,500,000 if the underwriters of the Offering exercise their over-allotment option to purchase up to 1,500,000 additional Corporate Units in full).

Aggregate Offering Amount	$600,000,000 (or $675,000,000 if the underwriters of the Offering exercise their over-allotment option to purchase up to 1,500,000 additional Corporate Units in full).

Stated Amount per Equity Unit	$50.00

Corporate Unit Public Offering Price	$50.00 per Corporate Unit

$600,000,000 in aggregate (or $675,000,000 if the underwriters of the Offering exercise their over-allotment option to purchase up to 1,500,000 additional Corporate Units in full).

Underwriting Discounts and Commissions

$1.50 per Corporate Unit

$18,000,000 in aggregate (or $20,250,000 if the underwriters of the Offering exercise their over-allotment option to purchase up to 1,500,000 additional Corporate Units in full).

The underwriters of the Offering propose to offer the Corporate Units to selling group members at the Corporate Unit Public Offering Price less a selling concession not in excess of $0.90 per Corporate Unit.

Estimated Net Proceeds to the Company
from the Offering	The Company estimates that it will receive net proceeds of approximately $581 million from the sale of Corporate Units in the Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $654 million if the underwriters of the Offering exercise their over-allotment option to purchase additional Corporate Units in full.

Senior Notes Offering

The Company has offered and agreed to sell, by means of a separate prospectus supplement, $400 million aggregate principal amount of its 2016 Series D 1.50% Senior Notes due 2019 and $600 million aggregate principal amount of its 2016 Series E 2.85% Senior Notes due 2026. The Offering is not contingent on the completion of either offering of senior notes, and either offering of senior notes is not contingent on the completion of the Offering.

The Company anticipates that it will receive net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $993 million from the offering of senior notes.

Interest Rate on the Notes	1.50% per year, subject to modification in connection with a successful remarketing, as described in the Preliminary Prospectus Supplement.

Contract Adjustment Payment Rate	5.00% per year or $2.50 per year on the Stated Amount per Equity Unit, subject to the Company’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement.

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.50% per annum (which is equal to the Total Distribution Rate on the Corporate Units) compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units	6.50% per annum

Reference Price	$93.05 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is the Closing Price of the Company’s Common Stock on September 29, 2016.

Threshold Appreciation Price	$116.31 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which represents appreciation of approximately 25% over the Reference Price.

Minimum Settlement Rate	0.4299 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price.

Maximum Settlement Rate	0.5373 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price.

Purchase Contract Settlement Date	October 1, 2019 (or if such day is not a business day, the following business day).

Note Maturity Date	October 1, 2024, subject to the Company’s right to move up the Note Maturity Date in connection with a successful remarketing, as described in the Preliminary Prospectus Supplement.

Book-Running Managers	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Lead Managers	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.

Senior Co-Managers

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Fifth Third Securities Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

UBS Securities LLC

Co-Managers	Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Listing	The Company will apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “DTV”.

CUSIP for the Corporate Units	233331 883

ISIN for the Corporate Units	US2333318838

CUSIP for the Treasury Units	233331 875

ISIN for the Treasury Units	US2333318754

CUSIP for the Notes	233331 AW7

ISIN for the Notes	US233331AW74

Anticipated Ratings for the Corporate
Units*:	A3 (Review for Downgrade) (Moody’s) / BBB- (Stable) (S&P) / BBB+ (Negative) (Fitch)

Allocation of the Purchase Price	At the time of issuance, for purposes of the “Accounting Treatment” and “Description of the Equity Units—Agreed U.S. Federal Income Tax Treatment” sections of the Preliminary Prospectus Supplement, the fair market value of the applicable ownership interest in the Notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement). An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 16,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental
Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$60.00	$80.00	$90.00	$93.05	$100.00	$116.31	$120.00	$150.00	$170.00	$200.00	$250.00	$300.00	$350.00	$400.00
October 5, 2016	0.0688	0.0332	0.0129	0.0000	0.0302	0.0973	0.0671	0.0390	0.0300	0.0228	0.0165	0.0126	0.0099	0.0079
October 1, 2017	0.1002	0.0598	0.0362	0.0000	0.0492	0.1087	0.0788	0.0476	0.0386	0.0311	0.0239	0.0192	0.0159	0.0133
October 1, 2018	0.1306	0.0891	0.0627	0.0000	0.0693	0.1162	0.0870	0.0549	0.0471	0.0395	0.0312	0.0256	0.0217	0.0187
October 1, 2019	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•     if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•     if the stock price is in excess of $400 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•     if the stock price is less than $60 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 16,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Additional Information with Respect to
Underwriting	Barclays Capital Inc. is acting as a financial advisor to M3 Midstream LLC in connection with the Transaction.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-210556). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request them by calling Wells Fargo Securities, LLC at 800-326-5897; Citigroup Global Markets Inc. at 800-831-9146; or J.P. Morgan Securities LLC at 866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

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